# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BANKFINANCIAL CORP, CIK 0001303942
CUSIP: 06643P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 60 North Frontage Road, Burr Ridge, Illinois (IL), 60527
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001426094

## Reporting persons
- M3 Funds, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 491,747; sole dispositive power 0; shared dispositive power 491,747; aggregate amount beneficially owned 491,747 (3.95% of the class)
  Comment: Limited Liability Company
- M3 Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 491,747; sole dispositive power 0; shared dispositive power 491,747; aggregate amount beneficially owned 491,747 (3.95% of the class)
- M3F, Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Utah (UT); sole voting power 0; shared voting power 491,747; sole dispositive power 0; shared dispositive power 491,747; aggregate amount beneficially owned 491,747 (3.95% of the class)
- Jason A. Stock: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 491,747; sole dispositive power 0; shared dispositive power 491,747; aggregate amount beneficially owned 491,747 (3.95% of the class)
- William C. Waller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 491,747; sole dispositive power 0; shared dispositive power 491,747; aggregate amount beneficially owned 491,747 (3.95% of the class)

## Item 1. Issuer
Name of issuer: BANKFINANCIAL CORP
Address of issuer's principal executive offices: 60 North Frontage Road, Burr Ridge, Illinois, 60527

## Item 2. Person Filing
Name of person filing:
M3 Funds, LLC
M3 Partners, LP
M3F, Inc.
Jason A. Stock
William C. Waller
Address of principal business office or, if none, residence: For all persons filing, 2070 E 2100 S, Suite 250, Salt Lake City, UT 84109
Citizenship:
M3 Funds, LLC is a Delaware limited liability company
M3 Partners, LP is a Delaware limited partnership
M3F, Inc. is a Utah corporation
Mr. Stock and Mr. Waller are United States citizens

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses of each Reporting Person to row 9 of the cover pages of this Schedule 13G are incorporated by reference into this Item 4.

All of the reported shares are owned directly by M3 Partners, L.P. ("M3 Partners"), whose general partner is M3 Funds, LLC (the "General Partner") and whose investment adviser is M3F, Inc. (the "Investment Adviser"). The General Partner and the Investment Adviser could each be deemed to be indirect beneficial owners of the reported shares, and could be deemed to share such beneficial ownership with M3 Partners.

Jason A. Stock and William C. Waller are the managers of the General Partner and the managing directors of the Investment Adviser, and could be deemed to share such indirect beneficial ownership with the General Partner, the Investment Adviser and M3 Partners.
Percent of class: The responses of each Reporting Person to row 11 of the cover pages of this Schedule 13G are incorporated by reference into this Item 4.
Sole power to vote or to direct the vote: The responses of each Reporting Person to row 5 of the cover pages of this Schedule 13G are incorporated by reference into this Item 4.
Shared power to vote or to direct the vote: The responses of each Reporting Person to row 6 of the cover pages of this Schedule 13G are incorporated by reference into this Item 4.
Sole power to dispose or to direct the disposition: The responses of each Reporting Person to row 7 of the cover pages of this Schedule 13G are incorporated by reference into this Item 4.
Shared power to dispose or to direct the disposition: The responses of each Reporting Person to row 8 of the cover pages of this Schedule 13G are incorporated by reference into this Item 4.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- M3 Funds, LLC: /s/ Jason A. Stock, Jason A. Stock, Manager (02/03/2026)
- M3 Partners, LP: By: M3 Funds, LLC, General Partner /s/ Jason A. Stock, Jason A. Stock, Manager (02/03/2026)
- M3F, Inc.: /s/ Jason A. Stock, Jason A. Stock, Managing Director (02/03/2026)
- Jason A. Stock: /s/ Jason A. Stock, Jason A. Stock (02/03/2026)
- William C. Waller: /s/ William C. Waller, William C. Waller (02/03/2026)